Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that as Mr. Chang Tso Tung Stephen has served as an Independent Non-executive Director of the Company for six years, pursuant to the relevant regulations of the PRC, he has tendered his resignation as an Independent Non-executive Director of the Company, the Chairman of the Strategy and Assets and Liabilities Management Committee, a member of the Audit Committee, and a member of the Connected Transactions Control Committee on 19 October 2020.

At the annual general meeting of the Company held on 29 June 2020, Mr. Lam Chi Kuen has been elected as an Independent Non-executive Director of the sixth session of the Board as the successor of Mr. Chang Tso Tung Stephen, but the qualification of Mr. Lam Chi Kuen is still subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

Since the resignation of Mr. Chang Tso Tung Stephen will result in the number of Independent Non-executive Directors on the Board falling below the minimum number required by the relevant regulations and the Articles of Association of the Company, Mr. Chang Tso Tung Stephen will continue to perform his duties as an Independent Non-executive Director and relevant duties as the chairman and member of various Board committees until the qualification of Mr. Lam Chi Kuen is approved by the CBIRC.

Mr. Chang Tso Tung Stephen has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to express its gratitude to Mr. Chang Tso Tung Stephen for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Commission File Number 001-31914

Hong Kong, 19 October 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie